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                                                          Filed by Netopia, Inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                                 Subject Company:  Netopia, Inc.
                                                  Commission File No.: 000-28450

    Information disseminated to the sales representatives of Netopia, Inc.

                           Forward Looking Statements


The information provided herein includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Netopia's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Netopia cautions you that any forward-looking information provided by or on behalf of Netopia is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, the risks surrounding the closing of the merger; the cost, availability and quality of assemblies and finished products from contract manufacturers; rapid technological change; developing industry standards; evolving regulatory requirements; and international sales. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Netopia's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Netopia does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.


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Summary of Advantages of Proxim/Netopia Merger
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Key Advantages
    1.  Uniqueness of new company and vision
    2.  Powerful new ubiquitous broadband technology
    3.  Expanded market opportunities
    4.  Advantages of increased size
    5.  Increase bundled services options
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Summary

As announced on January 23, Netopia has agreed to merge into Proxim. The merger should be complete within three months. The merger of Proxim and Netopia offers a tremendous opportunity for both companies.

   Uniqueness of New Company and Vision
   In combining Proxim and Netopia, a new vision is created of the first broadband communications company focused on delivery of converged solutions for high-end residential and SME customers. The result will be the most versatile company in the market, uniquely equipped to provide carriers and service providers with the products they need to create revenue-generating bundled service offerings for their customers.

   Powerful New Ubiquitous Broadband Technology
   The combined company will meet the needs of any voice and data customer, no matter what their broadband preference. Whether ethernet, DSL, fixed wireless, cable wired area network connections or any type of wireless - the combined company will have across-the-board expertise in them all. In addition, Netopia's E-business and software server expertise can play an integral role in the smooth deployment and management of these new converged broadband solutions. The result should be hassle-free voice and data systems that fit the preferences of a wider range of customers.

   Expanded Market Opportunities
   With this wider broadband reach, the combined company will be able to increase its range of channels to include carriers, ISPs, cable operators, enterprises and OEMs, and decrease the dependency on any one broadband segment. Our range of customers will also increase, to include high-end residential customers as well as SMEs. In addition, Netopia and Proxim already have combined strategic relationships with companies including Siemens, Ericsson, Motorola and Intel.

   Advantages of Increased Size
   With its increased size, the combined company will have the resources to succeed with these increased market opportunities. A combined cash reserve exceeding $120 million, combined annual revenue expected to exceed $250 million and approximately 700 employees will give the combined company the power to take advantage of these new opportunities.

   Increased Bundled Services Options
   Netopia's technology platforms are designed to enable carriers and service providers to create and offer value-added, bundled service offerings for their customers. Today we enable internet access services to be bundled with backup, bonding, VPN, voice over DSL, and Web site and e-store hosting. The combined company will be able to increase this array, giving carriers and service providers additional flexibility to bundle the services which can best lead to increase sales and revenues.

FAQs

Management Team: Alan Lefkof will become Proxim's chief operating officer and co-chairman of the board. David King will remain Proxim's chief executive officer and also become co-chairman of the board. The other members of Netopia's management team will be assuming senior management roles within the combined company.

Impact on Netopia Product Portfolio: Netopia will continue to deliver our current products and continue as planned with those products in development. The combined company will expand Netopia's product offerings, not reduce them.

Advantages to Current Netopia and Proxim Customers: The combined company will accelerate deployment, management and scale of converged voice, data and wireless solutions, which can then be offered to end-customers quicker, resulting in accelerated revenues.


                   Where You Can Find Additional Information


Investors and security holders are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Proxim and Netopia with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these
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other documents may also be obtained for free from Proxim and Netopia.
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In addition to the joint proxy statement/registration statement, Proxim and
Netopia file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Proxim and Netopia at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Proxim and Netopia filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.
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                          Participants in Solicitation


Netopia, its directors, executive officers and certain other members of Netopia's management and employees may be deemed to be participants in the solicitation of proxies from Netopia's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Netopia's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 29, 2000. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Netopia.
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